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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                (AMENDMENT NO. 1)

                           CASTLE DENTAL CENTERS, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                         COMMON STOCK $.000001 PAR VALUE
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    14844P105
--------------------------------------------------------------------------------
                                 (CUSIP Number)
                                 David S. Lobel
                       Sentinel Capital Partners II, L.P.
                          777 Third Avenue, 32nd floor
                               New York, NY 10017
                                 (212) 688-3100
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                    COPY TO:
                              Frederick Tanne, Esq.
                                Kirkland & Ellis
                              200 E. Randolph Drive
                             Chicago, Illinois 60601
                                 (312) 861-2000


                                  June 20, 2003
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                                Page 1 of 9 Pages

------------------                                             -----------------
CUSIP No. ________                    13D                      Page 2 of 9 Pages
------------------                                             -----------------

--------------------------------------------------------------------------------
    1 NAMES OF REPORTING PERSONS / I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

                 Sentinel Capital Partners II, L.P.
--------------------------------------------------------------------------------
    2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                         (a) [ ]
                                                                         (b) [X]
--------------------------------------------------------------------------------
    3    SEC USE ONLY

--------------------------------------------------------------------------------
    4    SOURCE OF FUNDS (See Instructions)

                 OO
--------------------------------------------------------------------------------
    5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(D) OR 2(E)                                                  [ ]

--------------------------------------------------------------------------------
    6    CITIZENSHIP OR PLACE OF ORGANIZATION

                 Delaware
--------------------------------------------------------------------------------
       NUMBER OF          7 SOLE VOTING POWER
        SHARES                    0
     BENEFICIALLY         ------------------------------------------------------
       OWNED BY           8 SHARED VOTING POWER
         EACH
       REPORTING                  194,115,351(1)
        PERSON            ------------------------------------------------------
         WITH             9 SOLE DISPOSITIVE POWER

                                  0
                          ------------------------------------------------------
                          10 SHARED DISPOSITIVE POWER

                                  132,134,987(2)
--------------------------------------------------------------------------------
    11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                 194,115,351
--------------------------------------------------------------------------------
    12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
         (See Instructions)                                                  [ ]

--------------------------------------------------------------------------------
    13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                 96.9%
--------------------------------------------------------------------------------
    14   TYPE OF REPORTING PERSON (See Instructions)

                 PN
--------------------------------------------------------------------------------



(1) Sentinel Capital Partners II, L.P. may be deemed a member of a "group" with General Electric Capital Corporation, Midwest Mezzanine Fund II, L.P. and certain of its affiliates, Thomas Fitzpatrick and John M. Slack for purposes of Section 13(d) of the Securities and Exchange Act of 1934, as amended, because of the existence of an agreement amongst Sentinel Capital Partners II, L.P. and such parties listed in this sentence to vote their shares of capital stock of the Issuer in favor of certain designees to the Issuer's board of directors. The Reporting Persons in this Schedule 13D disclaim beneficial ownership of (i) 35,602,366 of such shares, which shares are held in the name of General Electric Capital Corporation, (ii) 22,678,609 of such shares, which shares are held in the name of Midwest Mezzanine Fund II, L.P., (iii) 2,400,635 of such shares, which shares are held in the name of Thomas Fitzpatrick and (iv) 1,298,754 of such shares, which shares are held in the name of John M. Slack. Sentinel Capital Partners II, L.P. is including the foregoing as shares beneficially owned because of the existence of an agreement amongst General Electric Capital Corporation, Sentinel Capital Partners II, L.P., Midwest Mezzanine Fund II, L.P., Thomas Fitzpatrick and John M. Slack to vote their shares of capital stock of the Issuer in favor of certain designees to the Issuer's board of directors. Please see Items 3, 4, 5 and 6 below for additional explanation.

(2) These shares are held in the name of Sentinel Capital Partners II, L.P., and shared dispositive power is being disclosed solely because of the affiliation of Sentinel Capital Partners II, L.P. with its direct and indirect owners.

------------------                                             -----------------
CUSIP No. ________                    13D                      Page 3 of 9 Pages
------------------                                             -----------------

--------------------------------------------------------------------------------
    1 NAMES OF REPORTING PERSONS / I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

                 Sentinel Partners II, L.P.
--------------------------------------------------------------------------------
    2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                         (a) [ ]
                                                                         (b) [X]
--------------------------------------------------------------------------------
    3    SEC USE ONLY

--------------------------------------------------------------------------------
    4    SOURCE OF FUNDS (See Instructions)

                 OO
--------------------------------------------------------------------------------
    5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(D) OR 2(E)                                                  [ ]

--------------------------------------------------------------------------------
    6    CITIZENSHIP OR PLACE OF ORGANIZATION

                 Delaware
--------------------------------------------------------------------------------
       NUMBER OF          7 SOLE VOTING POWER
        SHARES                    0
     BENEFICIALLY         ------------------------------------------------------
       OWNED BY           8 SHARED VOTING POWER
         EACH
       REPORTING                  194,115,351
        PERSON            ------------------------------------------------------
         WITH             9 SOLE DISPOSITIVE POWER

                                  0
                          ------------------------------------------------------
                          10 SHARED DISPOSITIVE POWER

                                  132,134,987
--------------------------------------------------------------------------------
    11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                 194,115,351
--------------------------------------------------------------------------------
    12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
         (See Instructions)                                                  [ ]

--------------------------------------------------------------------------------
    13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                 96.9%
--------------------------------------------------------------------------------
    14   TYPE OF REPORTING PERSON (See Instructions)

                 PN
--------------------------------------------------------------------------------

------------------                                             -----------------
CUSIP No. ________                    13D                      Page 4 of 9 Pages
------------------                                             -----------------

--------------------------------------------------------------------------------
    1 NAMES OF REPORTING PERSONS / I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

                 Sentinel Managing Company II, LLC
--------------------------------------------------------------------------------
    2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                         (a) [ ]
                                                                         (b) [X]
--------------------------------------------------------------------------------
    3    SEC USE ONLY

--------------------------------------------------------------------------------
    4    SOURCE OF FUNDS (See Instructions)

                 OO
--------------------------------------------------------------------------------
    5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(D) OR 2(E)                                                  [ ]

--------------------------------------------------------------------------------
    6    CITIZENSHIP OR PLACE OF ORGANIZATION

                 Delaware
--------------------------------------------------------------------------------
       NUMBER OF          7 SOLE VOTING POWER
        SHARES                    0
     BENEFICIALLY         ------------------------------------------------------
       OWNED BY           8 SHARED VOTING POWER
         EACH
       REPORTING                  194,115,351
        PERSON            ------------------------------------------------------
         WITH             9 SOLE DISPOSITIVE POWER

                                  0
                          ------------------------------------------------------
                          10 SHARED DISPOSITIVE POWER

                                  132,134,987
--------------------------------------------------------------------------------
    11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                 194,115,351
--------------------------------------------------------------------------------
    12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
         (See Instructions)                                                  [ ]

--------------------------------------------------------------------------------
    13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                 96.9%
--------------------------------------------------------------------------------
    14   TYPE OF REPORTING PERSON (See Instructions)

                 OO
--------------------------------------------------------------------------------

------------------                                             -----------------
CUSIP No. ________                    13D                      Page 5 of 9 Pages
------------------                                             -----------------

--------------------------------------------------------------------------------
    1 NAMES OF REPORTING PERSONS / I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

                David S. Lobel
--------------------------------------------------------------------------------
    2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                         (a) [ ]
                                                                         (b) [X]
--------------------------------------------------------------------------------
    3    SEC USE ONLY

--------------------------------------------------------------------------------
    4    SOURCE OF FUNDS (See Instructions)

                 OO
--------------------------------------------------------------------------------
    5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(D) OR 2(E)                                                  [ ]

--------------------------------------------------------------------------------
    6    CITIZENSHIP OR PLACE OF ORGANIZATION

                United States
--------------------------------------------------------------------------------
       NUMBER OF          7 SOLE VOTING POWER
        SHARES                    0
     BENEFICIALLY         ------------------------------------------------------
       OWNED BY           8 SHARED VOTING POWER
         EACH
       REPORTING                  194,115,351
        PERSON            ------------------------------------------------------
         WITH             9 SOLE DISPOSITIVE POWER

                                  0
                          ------------------------------------------------------
                          10 SHARED DISPOSITIVE POWER

                                  132,134,987
--------------------------------------------------------------------------------
    11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                 194,115,351
--------------------------------------------------------------------------------
    12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
         (See Instructions)                                                  [ ]

--------------------------------------------------------------------------------
    13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                 96.9%
--------------------------------------------------------------------------------
    14   TYPE OF REPORTING PERSON (See Instructions)

                 IN
--------------------------------------------------------------------------------

         SCHEDULE 13D

         This Amendment No. 1 amends and supplements the Statement on Schedule 13D (this "Statement"), previously filed by Sentinel Capital Partners II, L.P., a Delaware limited partnership and certain of its affiliates ("Sentinel"), relating to the beneficial ownership of shares of Common Stock, par value $0.000001 per share (the "Common Stock"). Capitalized terms used herein and not otherwise defined shall have the respective meanings ascribed to them in the Statement.

         Except as specifically provided herein, this Amendment does not modify any of the information previously reported in the Statement.

         ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         Item 3 is hereby amended by adding the following:

         On June 13, 2003, James Usdan, Sentinel Capital and Castle, entered into a Securities Purchase Agreement (the "Securities Purchase Agreement"), included as Exhibit 8 to this Statement, whereby Mr. Usdan sold to (a) Castle, 90,000 shares of Common Stock in exchange for $11,780 in cash and (b) Sentinel Capital, 8,022 shares of Series B Preferred Stock and a Note having a principal amount of $14,000 in exchange for $726,000 in cash. The closing of Sentinel Capital's purchase of Mr. Usdan's shares occurred on June 20, 2003. All of the funds required for Sentinel Capital's purchase were obtained from the general funds of Sentinel Capital. The convertible securities acquired by Sentinel Capital pursuant to the terms of the Securities Purchase Agreement are convertible into 16,716,926 shares of Castle's Common Stock. Pursuant to the Securities Purchase Agreement, Mr. Usdan transferred all of his rights, title and interest, along with his sale of Common Stock and Series B Preferred Stock, in and under: (i) the Series B Purchase Agreement, (ii) the Stockholders Agreement, and (iii) the Registration Rights Agreement.

         ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

         Item 5 is hereby amended by adding the following:

         (a) - (b) As a result of the consummation of the transactions contemplated by the Securities Purchase Agreement, (i) the Reporting Persons may be deemed to be the beneficial owners of the 16,716,926 shares of Common Stock issuable upon conversion of the Series B Preferred Stock (the "Sentinel Shares"), which represent 8.2% of the shares of Common Stock in addition to the 115,418,061 shares of Common Stock issuable upon the conversion of the Series B Preferred Stock previously held by Sentinel. Collectively, the 194,115,351 shares of Common Stock which may be deemed to be beneficially owned by the Reporting Persons, Midwest, GE Capital, Fitzpatrick and Slack after the closing referred to in the Securities Purchase Agreement, represent 96.9% of the shares of Common Stock. All of the above ownership percentages are based on the 6,312,706 shares of Common Stock issued and outstanding as of May 15, 2003 (other than the shares of Common Stock included in the Usdan Shares and the Slack Shares), the Midwest Shares, the GE Shares, the Sentinel Shares, the Usdan Shares (now owned of record by Sentinel Capital), the Fitzpatrick Shares and the Slack Shares.

         (c) Other than as set forth in this Statement, to the knowledge of the Reporting Persons, no transactions in the class of securities reported have been effected during the past sixty (60) days by any person named pursuant to Item 2.



                               Page 6 of 9 Pages

         ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         Item 6 is hereby amended by adding the following:

         Pursuant to the Securities Purchase Agreement, Mr. Usdan transferred all of his rights, title and interest, along with his sale of Common Stock and Series B Preferred Stock, in and under: (i) the Series B Purchase Agreement,
(ii) the Stockholders Agreement, and (iii) the Registration Rights Agreement.

         ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

         Item 7 is hereby amended by adding the following:

         Exhibit 8 - Securities Purchase Agreement, dated as of June 13, 2003, by and among Castle, Sentinel Capital and Usdan.



                               Page 7 of 9 Pages

                                   SIGNATURES

         After reasonable inquiry and to the best of each of the undersigned's knowledge and belief, each of the undersigned certify that the information set forth in this statement is true, complete and correct.

Date: June 30, 2003



                                    SENTINEL CAPITAL PARTNERS II, L.P.
                                    By       Sentinel Partners II, L.P.
                                    Its:     General Partner

                                    By:      Sentinel Managing Company II, LLC
                                    Its:     General Partner


                                    By:      /s/ David S. Lobel
                                             -----------------------------------
                                             Name:  David S. Lobel
                                             Title:  Managing Member



                                    SENTINEL PARTNERS II, L.P.
                                    By:      Sentinel Managing Company II, LLC
                                    Its:     General Partner


                                    By:      /s/ David S. Lobel
                                             -----------------------------------
                                             Name:  David S. Lobel
                                             Title:  Managing Member


                                    SENTINEL MANAGING COMPANY II, LLC



                                    By:      /s/ David S. Lobel
                                             -----------------------------------
                                             Name:  David S. Lobel
                                             Title:  Managing Member



                                       /s/ David S. Lobel
                                    --------------------------------------------
                                    David S. Lobel



                               Page 8 of 9 Pages

                                  EXHIBIT INDEX

EXHIBIT NO.              DESCRIPTION

     1 Joint Filing Agreement, dated as of the date hereof by and among Sentinel Capital, Sentinel Partners, SMC and
                         David S. Lobel.*

     2                   Preferred Stock and Subordinated Note Purchase
                         Agreement, dated as of May 15, 2003, by and among Castle, GE Capital, Midwest, Sentinel, Usdan,
                         Fitzpatrick and Slack. (previously filed by Heller
                         Financial Inc.)*

     3 Certificate of Designations, Rights and Preferences of the Series B Convertible Preferred Stock. (previously filed by Heller Financial Inc.)*

     4                   Registration Rights Agreement, dated as of May 15,
                         2003, by and among Castle, GE Capital, Midwest,
                         Sentinel, Usdan, Fitzpatrick and Slack. (previously filed by Heller Financial Inc.)*

     5 Stockholders Agreement, dated as of May 15, 2003, by and among Castle, GE Capital, Midwest, Sentinel, Usdan,
                         Fitzpatrick and Slack. (previously filed by Heller
                         Financial Inc.)*

     6                   Management Agreement, dated as of May 15, 2003, between
                         Castle and Sentinel (incorporated by reference to Exhibit 10.6 of Castle's 8-K dated May 15, 2003).*

     7                   Credit Agreement dated as of May 15, 2003 among Castle,
                         Castle Dental Centers of Florida, Inc., Castle Dental
                         Centers of Tennessee, Inc., Castle Texas Holdings,
                         Inc., Castle Dental Centers of Texas, Inc., CDC of
                         California, Inc., the lenders party thereto, and GE
                         Capital, as agent for the Lenders (incorporated by reference to Exhibit 10.1 of Castle's 8-K dated May 15,
                         2003).*

     8 Securities Purchase Agreement dated as of June 13, 2003 among Castle, Sentinel Capital and Usdan.

*Previously filed.



                               Page 9 of 9 Pages